CM

SEC MAIL RECEIVED PROCESSING NOV 27 2002 WASH. D.C. 180 SECTION

02053336

BB 12/2

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2001 (MM/DD/YY) AND ENDING 9/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MACARTHUR Equities LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Branch Brook Rd.
(No. and Street)

Wilton (City) CT (State) 06897 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IRA P. HERSH 203-761-9898
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.C. Tackman & Co LLC
(Name – *if individual, state last, first, middle name*)

106 TOPSTONE RD. (Address) West Redding (City) CT (State) 06896 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/12/2

OATH OR AFFIRMATION

I, IRA P. HERSH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACARTHUR EQUITIES LTD, as of Sept. 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BEVERLY A. LIDSTROM
NOTARY PUBLIC
My Commission Expires
Sept. 30, 2004

Beverly A. Lidstrom
Notary Public

I. H.
Signature

IRA. P HERSH, PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

ACT ♦ **A.C. TACKMAN & COMPANY, LLC**
ACCOUNTING, CONSULTING & TAX www.tackman.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
MacArthur Equities, Ltd.
Wilton, Connecticut

We have audited the accompanying balance sheet of MacArthur Equities, Ltd. (a Connecticut Corporation) as of September 30, 2002, and the related statements of income, stockholder's equity and cash flows for the year then. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MacArthur Equities, Ltd., as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A.C. Tackman + Co LLC

A.C. Tackman & Company, LLC

November 18, 2002

106 TOPSTONE ROAD, WEST REDDING, CT 06896
PHONE: 203-938-5010 ♦ FAX: 203-938-5011 ♦ E-MAIL: alan@tackman.com

MACARTHUR EQUITIES, LTD.

Balance Sheet

September 30, 2002

ASSETS

CURRENT ASSETS	
Cash	$ 8,401
Prepaid expenses	5,005
Deferred tax asset	578
TOTAL CURRENT ASSETS	13,984
FIXED ASSETS	
Furniture and fixtures	52,870
Less accumulated depreciation	(45,229)
FIXED ASSETS-NET	7,641
OTHER ASSETS	
Investments	24,400
TOTAL ASSETS	$46,025

LIABILITIES AND STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY	
Common stock, no par value, $1 stated value 5,000 shares authorized, 1,000 shares issued and outstanding	$ 1,000
Paid-in capital	70,400
Accumulated deficit	(25,375)
TOTAL STOCKHOLDER'S EQUITY	46,025
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$46,025

The accompanying notes are an integral part of these statements.

MACARTHUR EQUITIES, LTD.

Statement of Income

For the Year Ended September 30, 2002

REVENUES	
Fee Income	$536,448
Interest income	160
TOTAL REVENUE	536,608
EXPENSES	
Salaries	330,288
Payroll taxes	22,495
Office expense	20,239
Per diem consultants	6,080
Accounting	1,650
Outside services	16,106
Dues and subscriptions	4,674
Registration fees	601
Insurance	26,563
Medical reimbursement plan	24,475
Auto expense	10,279
Travel and entertainment	8,791
Professional fees	31,800
Profit sharing plan	21,000
Telephone	5,765
Seminars	520
Depreciation	4,833
TOTAL EXPENSES	536,159
INCOME BEFORE PROVISION FOR INCOME TAXES	449
Provision for Income taxes	(250)
NET INCOME	$ 199

The accompanying notes are an integral part of these statements.

MACARTHUR EQUITIES, LTD.

Statement of Stockholder's Equity

For the Year Ended September 30, 2002

	Common Stock	Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE – SEPTEMBER 30, 2001	$1,000	$70,400	$(25,574)	$45,826
Net Income	–	–	199	199
BALANCE – SEPTEMBER 30, 2002	$1,000	$70,400	$(25,375)	$46,025

The accompanying notes are an integral part of these statements.

MACARTHUR EQUITIES, LTD.

Statement of Cash Flows

For the Year Ended September 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 199
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,833
Increase in deferred assets	(578)
Decrease in taxes payable	(250)
Increase in prepaid expenses	(3,180)
TOTAL ADJUSTMENTS	825
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,024
NET INCREASE IN CASH	1,024
CASH – BEGINNING IN YEAR	7,377
CASH – END OF YEAR	$ 8,401

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ 1,279

The accompanying notes are an integral part of these statements.

MACARTHUR EQUITIES, LTD.

Notes to Financial Statements

For the Year Ended September 30, 2002

Note A – Summary of Significant Accounting Policies

Nature of Activities

The Company was organized in the State of Connecticut on May 31, 1984, for the purpose of being a registered securities broker-dealer, and provides tax planning and related services.

Basis of Accounting

Income and expenses are recorded on the accrual method of accounting in accordance with generally accepted accounting principles. Tax returns are filed on the cash basis of accounting.

Depreciation

The Company depreciates its furniture, fixtures and equipment on an accelerated method over their useful lives which range from five to seven years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The company considers all highly liquid investments purchased with a maturity of one month or less to be cash equivalents.

Note B – Investments

Represents securities (not readily marketable) held for investment. The fair market value at September 30, 2002 approximates the original cost. No unrealized gain or loss has been recognized in the financial statements.

Note C – Income Taxes

The Company's provision for federal and state income taxes for the year ended September 30, 2001 is as follows:

	Federal	State	Total
Current	$0	$250	$250
Deferred	$0	$0	$0

At September 30, 2002, the Company had a remaining federal net operating loss carry-forward of $1,647. The federal tax provision differs from the expense that would result from applying statutory rates primarily due to non-deductible meals and entertainment expenses.

Note D – Profit Sharing Plan

The Company has a defined contribution profit sharing plan for all employees. The contribution expense for the year was $21,000.

Note E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital rule (Rule 15c3-1) which requires the maintenance of specified minimum net capital and requires specific ratios of aggregate indebtedness to net capital. The Company was in compliance with these requirements at September 30, 2002.

Note F – Exemption from Rule 15c3-3

The Company is exempt from certain provisions of rule 15c3-3 of the SEC since it does not hold funds or securities of customers.

SUPPLEMENTAL INFORMATION

MACARTHUR EQUITIES, LTD.

Computation of Net Capital

September 30, 2002

NET CAPITAL COMPUTATION	
Stockholder's equity	$46,025
Less non-allowable assets	(37,624)
NET CAPITAL	8,401
Aggregate Indebtedness	0
Minimum net capital required	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 3,401

RECONCILIATION WITH COMPANY'S COMPUTATION-
(Included in Part IIA of Form X-17A-5 as of September 30, 2001)

Net capital reported in Unaudited Focus Report	$ 8,401
Net audit adjustments	0
NET CAPITAL PER ABOVE	$ 8,401

See Independent Auditor's Report

ACT ♦ A.C. TACKMAN & COMPANY, LLC
ACCOUNTING, CONSULTING & TAX www.tackman.com

Board of Directors and Stockholder
MacArthur Equities, Ltd.
Wilton, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of MacArthur Equities, Ltd., for the year ended September 30, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by MacArthur Equities, Ltd., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to access the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

106 TOPSTONE ROAD, WEST REDDING, CT 06896
PHONE: 203-938-5010 ♦ FAX: 203-938-5011 ♦ E-MAIL: alan@tackman.com

MacArthur Equities, Ltd.
Continued from prior page

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A.C. Tackman + Co LLC

A.C. Tackman & Company LLC
Certified Public Accountants

November 18, 2002